July 10, 2018

U.S. Securities and Exchange Commission

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549, U.S.A.

Attn: Mr. David Irving

Re:	Bancolombia S.A.

Form 20-F for the Fiscal Year Ended December 31, 2017

Filed April 30, 2018

File No. 001-32535

Dear Mr. David Irving,

By letter dated June 29, 2018, the staff of the Securities and Exchange Commission (the “Staff” and the “Commission,” respectively) provided a comment on Bancolombia S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017. In response to the Staff’s comments, and on behalf of Bancolombia S.A. and its consolidated subsidiaries (collectively, “Bancolombia”), we hereby submit the response below.

For your convenience, the Staff's comment has been repeated below in its entirety, with the Company’s response set out immediately underneath.

Form 20-F for the Fiscal Year Ended December 31, 2017

Item 16. Reserved

F. Changes In Registrant’s Certifying Accountant, page 188

1.	You state that there have been no disagreements with Deloitte and Touche Ltda. in the fiscal periods ended December 31, 2017 and December 31, 2016 on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report or reportable events pursuant to Item 16F (a) (1) (iv) and (v) of the Form 20-F. Please tell us if there were any disagreements or reportable events with Deloitte and Touche Ltda. in the subsequent interim period ending February 19, 2018 pursuant to Item 16F (a) (1) (iv) and (v) of the Form 20-F.

R:	There have been no disagreements with Deloitte and Touche Ltda. (“Deloitte”) in the interim period from December 31, 2017 to February 19, 2018 on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Deloitte, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report or reportable events pursuant to Item 16F(a)(1)(iv) and (v) of Form 20-F.

* * *

Bancolombia is grateful for your assistance in this matter. Bancolombia trusts that its response adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact me at jvelasqu@bancolombia.com.co or Alejandro Mejía Jaramillo at almejia@bancolombia.com.co.

Sincerely,

/s/ Jaime Alberto Velásquez Botero
Name: Jaime A. Velasquez Botero
Title: Vice President, Strategy and Finance

cc:	Robert S. Risoleo
(Sullivan & Cromwell LLP)

Antonio Mella
(Deloitte and Touche Ltda.)